

March 4, 2015

<u>Via E-mail</u>
Mr. James Sinclair
Chief Executive Officer
Tanzanian Royalty Exploration Corporation
44th Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4

> **Re: Tanzanian Royalty Exploration Corporation**
> **Registration Statement on Form F-3**
> **Response dated February 20, 2015**
> **File No. 333-201466**

Dear Mr. Sinclair:

We have reviewed your responses, dated February 12, 2015 and February 20, 2015, and we have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 of our letter dated February 3, 2015 and we reissue the comment. In particular, we note your statement that the transaction was completed and your belief that the Investor became subject to the market risk of the escrowed proceeds. However, it is still unclear why you believe the Investor is at market risk for the debentures for which the proceeds to the company are escrowed, approximately $7.4 million. Please address the following in your response:

   a. We note your statement, contained in your February 12, 2015 response letter, that "further withdrawals from the escrow are not subject to the discretion of the investor." This statement appears inconsistent with Sections 1.6(f) and 1.7 of the Escrow Agreement;

b. It appears that the Investor's own funds can be returned to it long after effectiveness of the registration statement without you having taken ownership of the cash;

c. It is unclear how likely you are achieving the milestones set forth in Section 1.6(a) of the Escrow Agreement;

d. We would like to better understand why you believe the securities have been sold and the Investor is at market risk in this transaction in light of a. through c. above; and

e. In this regard, advise us of whether shares underlying the convertible debentures may be issued as interest and resold under the registration statement even if, subsequently, the overlying debentures are cancelled due to failure to meet the applicable milestone.

We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director